                               Filed by: Key Production Company, Inc.
                               This Communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                               Subject Company: Key Production Company, Inc. Commission File Number: 001-11769




FORWARD LOOKING STATEMENTS

It should be noted that the following communication contains certain statements that may be deemed to be "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed spin-off and merger, its effect on future earnings, cash flow or other operating results, the expected closing date of the proposed spin-off and merger, any other effect or benefit of the proposed spin-off and merger, the tax treatment of the proposed spin-off and merger and the combined company, market prospects, and any other statements that are not historical facts. H&P and Key Production strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of the businesses, costs, delays and other difficulties related to the proposed spin-off and merger, closing conditions not being satisfied, general market conditions prevailing in the exploration for and development and production of oil and gas (including inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes), operating hazards and delays, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in H&P's and Key Production's filings with the Securities and Exchange Commission (the "SEC"), which are available free of charge on the SEC's website at WWW.SEC.GOV. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. H&P and Key Production undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.


ADDITIONAL INFORMATION

In connection with the previously announced spin-off and merger involving the exploration and production division of Helmerich & Payne, Inc. (H&P), Key Production Company, Inc. (Key) and the company that has been formed to receive the exploration and production assets of H&P, Cimarex Energy, Co. (Cimarex), has filed a proxy statement/prospectus with the SEC and it will be mailed to all security holders of Key. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Key Production and H&P's oil and gas division, without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Key Production Company, Inc., 707 Seventeenth Street, Suite 3300, Denver, Colorado 80202, Attention: Sharon M. Pope, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Helmerich & Payne,
Inc, Utica at Twenty-First

Street, Tulsa, Oklahoma 74114, Attention: Steven R. Mackey, Corporate Secretary; telephone 918-742-5531, fax 918-743-2671.


PARTICIPANTS IN SOLICITATION

H&P, Cimarex, Key Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Key Production's shareholders in connection with the proposed merger. Information concerning Key Production's participants in the solicitation is set forth in Key Production's proxy statement dated April 26, 2001, which is filed with the SEC. Hans Helmerich, Douglas E. Fears and Steven R. Mackey are currently directors of Cimarex, and each of them and Steven R. Shaw are currently officers of Cimarex (the "Cimarex Participants"). None of the Cimarex Participants beneficially owns any shares of Cimarex common stock. The Cimarex Participants are all executive officers of H&P. Information concerning H&P's participants in the solicitation is set forth in H&P's proxy statement dated January 25, 2002, which is filed with the SEC. Key Production's shareholders may obtain additional information about the interests of all such participants in the proposed merger by reading the proxy statement/prospectus when it becomes available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

CONTACT: PAUL KORUS                               FOR RELEASE AT 6:00 A.M. (MST)
         (303) 295-3995                           TUESDAY, AUGUST 6, 2002


         KEY REPORTS SECOND-QUARTER 2002 FINANCIAL RESULTS


Key Production Company, Inc. (NYSE: KP) today reported second-quarter 2002 net income of $3.5 million, or $0.24 per diluted share. This compares to second-quarter 2001 net income of $8.1 million, or $0.56 per diluted share. Revenues during the latest quarter were $21.6 million, down from $29.9 million a year earlier.

Comparisons to second-quarter 2001 financial results are materially impacted by lower gas and oil prices. During the second quarter of 2002, natural gas production was sold at an average price of $3.06 per thousand cubic feet (Mcf) versus $4.87 per Mcf during the same three months of last year. Similarly, Key's second-quarter composite oil price realization dropped from $25.92 per barrel last year to $23.76 per barrel this year.

Key produced 43.4 million cubic feet (MMcf) of gas and 4,222 barrels of oil per day during the second quarter of 2002. Aggregate production of 68.7 MMcf equivalent per day was approximately flat with year ago and prior quarter output.

As previously reported, second-quarter 2002 financial results include $0.8 million ($0.5 million after tax, or $0.03 per share) of charges related to the company's planned merger with the oil and gas division of Helmerich & Payne, Inc (H&P)(NYSE: HP), separation pay and other non-recurring items.

Capital expenditures totaled $17.7 million and $24.9 million for the second quarter and first six months of 2002, respectively. During the first six months of 2001, capital expenditures amounted to $45.4 million. At June 30, 2002, debt outstanding was $33.0 million, down from $34.0 million at year-end 2001, and our debt to total capitalization ratio was 19 percent.

On February 23, 2002, Key Production and H&P signed a definitive agreement that provides for H&P to spin off its oil and gas division to its shareholders and for the newly spun company to combine with Key. The combined company, named Cimarex Energy Co., will be a new publicly traded exploration and production company. Application will be made for Cimarex shares to be listed on the New York Stock Exchange.

The boards of directors of H&P and Key have each unanimously approved the contemplated transaction. It is anticipated that the transaction will close in September 2002 pending declaration of effectiveness by the Securities and Exchange Commission of the joint registration statement/merger proxy and Key shareholder approval. Approval of the transaction by H&P's shareholders is not required. It is also expected that the transaction will be tax free to H&P and will be tax deferred to the shareholders of H&P and Key.

CONFERENCE CALL

Management of Key will conduct a conference call to review second quarter results and operational matters on Tuesday, August 6 at 12:00 pm Mountain Time. Interested parties in the U.S. and Canada may access the call by dialing (800) 881-5262 and requesting the Key Production Company, Inc. teleconference.

Key is a Denver-based independent natural gas and crude oil exploration and production company with operations focused in western Oklahoma, the Gulf Coast, California and the Rocky Mountain region.

Financial statements and other information follow:

                          KEY PRODUCTION COMPANY, INC.
                          SUMMARY FINANCIAL INFORMATION
                                   (Unaudited)

                                            For the Three Months           For the Six Months
                                                Ended June 30,                Ended June 30,
                                             2002           2001           2002           2001
                                           --------       --------       --------       --------
SUMMARY OF OPERATIONS
(In thousands, except per share data)

Revenues:
   Gas sales                               $ 12,107       $ 19,700       $ 20,834       $ 48,471
   Oil sales                                  9,129          9,789         16,449         20,492
   Plant product sales                          299            388            510            637
   Other                                         39              9            146             57
                                           --------       --------       --------       --------
                                             21,574         29,886         37,939         69,657
                                           --------       --------       --------       --------

Operating expenses:
   Depreciation, depletion
     and amortization                         8,583          9,566         16,496         18,170
   Lease operating                            4,034          4,341          8,342          8,193
   Production taxes                           1,329          1,845          2,333          4,331
   General and administrative                 2,142            847          7,784          1,698
   Financing costs:
     Interest expense                           341            500            639          1,193
     Capitalized interest                       (98)          (306)          (179)          (657)
     Interest income                             (8)           (47)           (18)          (120)
                                           --------       --------       --------       --------
                                             16,323         16,746         35,397         32,808
                                           --------       --------       --------       --------

Income before income taxes                    5,251         13,140          2,542         36,849

Provision for income taxes                    1,729          5,059          1,129         13,838
                                           --------       --------       --------       --------

Income before cumulative effect
   change in accounting method                3,522          8,081          1,413         23,011

Cumulative effect of change
   in accounting method, net of
    income taxes                                 --             --             --         (1,825)
                                           --------       --------       --------       --------

Net income                                 $  3,522       $  8,081       $  1,413       $ 21,186
                                           ========       ========       ========       ========

Earnings per share:
    Basic earnings (loss) per share:
     Income before cumulative effect
      of change in accounting method       $   0.25       $   0.58       $   0.10       $   1.65
     Cumulative effect of change in
      accounting method, net of
       income taxes                              --             --             --          (0.13)
                                           --------       --------       --------       --------
         Net income                        $   0.25       $   0.58       $   0.10       $   1.52
                                           ========       ========       ========       ========

                          KEY PRODUCTION COMPANY, INC.
                      SUMMARY FINANCIAL INFORMATION (CONT.)
                                   (Unaudited)

                                                For the Three Months                  For the Six Months
                                                    Ended June 30,                       Ended June 30,
                                              2002                2001               2002              2001
                                          -------------      -------------      -------------      ----------
Diluted earnings (loss) per share:
   Income before cumulative effect
    of change in accounting method        $        0.24      $        0.56      $        0.10      $      1.60
   Cumulative effect of change in
    accounting method, net of income
     taxes                                           --                 --                 --            (0.13)
                                          -------------      -------------      -------------      ----------

   Net income                             $        0.24      $        0.56      $        0.10      $      1.47
                                          =============      =============      =============      ==========


Weighted average basic shares                    14,080             13,977             14,069          13,969
                                          =============      =============      =============      ==========
Weighted average diluted shares                  14,413             14,450             14,371          14,400
                                          =============      =============      =============      ==========

                          KEY PRODUCTION COMPANY, INC.
                          SUMMARY FINANCIAL INFORMATION
                                   (Unaudited)

                                                 For the Three Months             For the Six Months
                                                    Ended June 30,                  Ended June 30,
                                                 2002            2001            2002             2001
                                               ---------       ---------       ---------       ---------
PRODUCTION AND PRICING DATA

Natural gas production:
    Million cubic feet                             3,950           4,042           7,874           7,851
    Average daily volumes, million
      cubic feet per day                            43.4            44.4            43.5            43.4
    Average price per thousand
      cubic feet                               $    3.06       $    4.87       $    2.65       $    6.17

Oil production:
    Barrels                                      384,200         377,700         759,300         776,100
    Average daily volumes, barrels
      per day                                      4,222           4,150           4,195           4,288
    Average price per barrel                   $   23.76       $   25.92       $   21.66       $   26.40

NET CASH PROVIDED BY OPERATING ACTIVITIES
(In thousands)

Net income                                     $   3,522       $   8,081       $   1,413       $  21,186
Depreciation, depletion and
    amortization                                   8,583           9,566          16,496          18,170
Deferred taxes and other                           1,986           2,648           1,398           9,496
                                               ---------       ---------       ---------       ---------
                                                  14,091          20,295          19,307          48,852
Changes in operating assets and
    liabilities                                     (403)         (3,485)         (1,052)           (179)
                                               ---------       ---------       ---------       ---------
Net cash provided by operating
    activities                                 $  13,688       $  16,810       $  18,255       $  48,673
                                               =========       =========       =========       =========

CAPITALIZED COSTS INCURRED
(In thousands)

Exploration and development                    $  17,186       $  19,767       $  24,362       $  45,200
Acquisitions                                         560             840             560             172
Property sales                                        --              --              --              (1)

BALANCE SHEET DATA              June 30,     December 31,
(In thousands)                   2002           2001
                               --------      ------------
Total debt                     $ 33,000      $ 34,000
Shareholders' equity           $136,275      $134,227
Common shares outstanding        14,080        14,041


THIS NEWS RELEASE MAY CONTAIN PROJECTIONS AND OTHER FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ANY SUCH PROJECTIONS OR STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. NO ASSURANCES CAN BE GIVEN, HOWEVER, THAT THESE EVENTS WILL OCCUR OR THAT SUCH PROJECTIONS WILL BE ACHIEVED AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED. A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IS INCLUDED IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                      -end-